Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

On August 20, 2021, Vacasa made a presentation available to homeowners regarding Vacasa and a proposed business combination involving Vacasa and TPG Pace Solutions Corp., the transcript of which is as follows:

Matt Roberts:

Hello, everyone. Thank you for joining us for our third webinar of the year. It's hard to believe that we're nearing the end of summer already. My kids are already back in school. I can't believe how early they're going back to school nowadays. I think they started in the beginning of August. I remember my summertime being a whole lot longer. Anyway, I hope you've had a great and memorable one so far.

I want to just start by talking about some really exciting news for the company. We sent this out in an email last month as well when it happened. But we're going public, and we're going public through a combination with a special purpose acquisition company. You might've heard it known as SPAC. TPG Pace Solutions is the name of the company that we're going to be combining with on our way to become a public entity. The reason we chose them is because they have really deep domain expertise, really deep travel experience, and experience in technology and marketplace businesses as well. So, Karl Peterson, for example, who is the co-founder of Hotwire, and he's going to be joining our board of directors.

We've really built quite a business over the last decade or so, over 30,000 homes at this point. That's 400 destinations and millions of guests nights sold. And one of the things that I point out is, what are we going to do with the proceeds from the public offering? Well, one of the benefits is that we're able to move faster. In particular, for example, we're going to triple the dollars that we spend on our technology and development resources in order to bring better products and services to life for you sooner, and so wanted to make sure that on behalf of the team, we thank all of you for your trust in us to manage your properties, and really just your partnership. It's because of all of you that we were able to achieve this really significant milestone. So, thank you very much.

Normally at this time in the webinar, we talk about industry trends in general. One of the byproducts of becoming a public company and being on this process is that we're going to be more limited in what we're able to share about Vacasa specific metrics and data because we have obligations for full and fair disclosure to everybody at the same time. But what we are going to be able to do and what I want to walk through with you on this webinar is really talk about some of the trends that we're seeing in the industry at large. One of which is, I mean, it's all really good news, meaning the travel sector is moving very much towards vacation rentals. As a industry, vacation rentals is expected to surpass $200 billion in booking value by 2022. Now, it represents over 15% of lodging globally and is projected to grow really at twice the rate of traditional hotel accommodations from 2021 through 2026.

The adoption of vacation rentals is really accelerating as well on use cases. People are finding a lot more reasons to use and to rent homes than just going to the beach for the summer or going to a ski cabin for a winter ski trip. And those expanded use cases, including more remote work opportunities, are really creating almost a perfect storm of adoption for vacation rentals, all of which is really benefiting homeowners. This isn't just a COVID trend. For example, in 2010, there was 10% preference for vacation rentals, and that grew to 30% preference by 2019. So this is a trend that has been longstanding, but it has accelerated during the pandemic.

The other thing that I would talk to a little bit about is obviously the Delta variant of the virus. We are absolutely keeping a close eye on that. We are not seeing an uptick in any cancellations at this point, which is great news. And we're going to do our best to make sure that we're on top of communicating to guests the value of how these homes that they're renting are managed by a professional manager that are focused on all the right things in terms of cleanliness et cetera. So, we don't see anything popping up yet in the numbers relative to cancellations. We hope that we won't. I think we're just different than some other companies that are seeing some impact on their business already because we are whole homes or whole units versus rooms within a person's house, that type of thing.

Another really exciting thing to share with you, not industry trend-wise, but just in general. I mentioned that we're going to triple our technology and development budget. But right now, one of the fun things to announce is that we're about to launch our homeowner app. This dedicated homeowner mobile application is absolutely the number one requested product from you, from our homeowners, and I'm excited that we're going to be launching it next month. So, please stay tuned for an email that you'll get announcing that it's live. It's going to allow you to do things like monitor your revenue performance and finances, book a stay at your home in seconds and view really important alerts.

I think what I'm excited about the most is that it's going to allow us to really have the ability through notifications to keep you very much in tune with what's going on with your properties. So look out for more details regarding that in the homeowner app. Actually, our chief product officer, Mike Xenakis, is going to do a behind-the-bookings video, where he's going to walk you through a demo of that homeowner app and all the bells and whistles that will help make owning a vacation home easier for you.

So, kind of in closing, this was definitely the busiest summer on record for us. I thought last summer was really big, but this is even bigger. We have had a record number of guests stay at our properties across the nation and choosing vacation rentals over traditional accommodations, even as more hotels have opened up. So we expect this trend to continue even throughout the remainder of the year.

So, in closing, I just want to, again, thank you all for your time today. If you have any feedback at all about how we can make these webinars series more valuable to you, they're there for you, so please don't hesitate to provide that feedback. We'd love to hear from me directly, either through an email where you can send to xxxx@vacassa.com. Or there's going to be a link provided to a survey attached to the email that accompanies this video. So again, thank you very much, everybody, for your time, and we'll talk to you next time. Okay, thank you.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). In connection with the proposed transaction, Vacasa, Inc. ("NewCo") has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPG Pace Solutions that also constitutes a preliminary prospectus of NewCo. TPG Pace Solutions urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPG Pace Solutions as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/ prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions and NewCo.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ and Vacasa's expectations and projections can be found in TPG Pace Solutions’ periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo, and in the definitive proxy statement/prospectus, when available. TPG Pace Solutions’ and NewCo's SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions with the SEC on August 3, 2021.